UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                        The Singing Machine Company, Inc.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   829322 30 4
                                  ------------
                                 (CUSIP Number)

                                  Edward Steele
                        The Singing Machine Company, Inc.
                           6601 Lyons Road, Bldg. A-7
                             Coconut Creek, FL 30373
                             -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 28, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



                                  SCHEDULE 13D


CUSIP No.829322 30 4                                          Page 2 of 10 Pages
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Edward Steele
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
    NUMBER OF          7     SOLE VOTING POWER

      SHARES                 664,924
                      ----------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                0
                      ----------------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER

    REPORTING                664,924
                      ----------------------------------------------------------
      PERSON          10     SHARED DISPOSITIVE POWER

       WITH                    0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         664,924
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

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


Item 1.  Security and Issuer

         This statement relates to the common stock of The Singing Machine Company, Inc. (the "Singing Machine" or the "Company"). The principal executive offices of The Singing Machine are located at 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073.

Item 2.  Identity and Background

         This Schedule is being filed by Edward Steele, the Chief Executive Officer and Director of the Singing Machine. The business address for Mr. Steele is 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073. During the last five years, Mr. Klecha has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On May 12, 1999, Mr. Steele purchased 2 units from the Singing Machine in a private offering. The purchase price for each unit was $27,500. Each unit consisted of 20,000 shares of the Singing Machine's preferred stock and 4,000 warrants with an exercise price of $2.00 per share. Each share of preferred stock could be converted into one share of the Singing Machine's common stock at any time after issuance. Each shares of preferred stock automatically converted into one (1) share of the Singing Machine's common stock on April 1, 2000. Each warrant was exercisable at any time after issuance and expires on April 1, 2001.

         Mr. Steele received a loan from the Singing Machine to purchase 2 units for $55,000. The note bears interest at the rate of 9% per annum and matured on June 30, 2000, which note was extended until June 28, 2001. Interest has been paid on the note through June 28, 2000. The note is secured by the securities comprising the private placement units..

         On June 28, 1999, the Singing Machine issued 200,000 shares of its common stock to Mr. Steele in consideration for his personal guaranty of the Singing Machine's credit facilities with EPK Financial.

         On December 9, 1998, Mr. Steele received an option to purchase 350,000 shares of the Company's common stock at an exercise price of $.43 per share. Fifty percent of these options were exercisable on December 9, 1999 and 50% were exercisable on December 9, 2000. These options expire on December 9, 2003. On June 25, 1999, Mr. Steele received an option to purchase 30,000 shares of the Company's common stock at an exercise price of $1.66 per share. Half of these options vested on August 1, 1999 and half on December 1, 1999. All of these options expire on June 25, 2004. In September 2000, Mr. Steele received an option to purchase 200,000 shares of the Singing Machine's common stock at an exercise price of $3.06 per share. Half of these options vest on

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



December 1, 2001 and half on December 1, 2002. The options all expire on December 1, 2006. On September 25, 2001, Mr. Steele received an option to purchase 10,000 shares of the Singing Machine's common stock at an exercise price of $3.06 per share. These options are immediately exercisable and expire on September 5, 2006.

Item 4.  Purpose of Transaction

         Mr. Steele acquired the securities for investment purposes. Except as described in the preceding paragraphs, Mr. Steele does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Singing Machine or the disposition of securities of Singing Machine, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Singing Machine, (c) a sale or transfer of a material amount of assets of Singing Machine, (d) any change in the present board of directors or management of Singing Machine, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Singing Machine, (f) any other material change in Singing Machine's business or corporate structure, (g) any changes in Singing Machine's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Singing Machine by any person, (h) a class of securities of Singing Machine's to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of Singing Machine becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Acts of 1934 or (j) any action similar to any of those enumerated above.

Item 4.  Interest in Securities of the Issuer

         (a) Mr. Steele is deemed to beneficially own 664,924 shares of the Singing Machine's common stock, representing approximately 14% of Singing Machine's issued and outstanding common stock (based on 4,362,920 shares outstanding on May 16, 2001). This total includes 266,924 shares held directly by Mr. Steele, options to purchase 390,000 shares of the Singing Machine's common stock, currently exercisable, and warrants to purchase 8,000 shares at a purchase price of $2.00 per share.

         (b) Mr. Steele has the sole power to vote or to direct the vote and to dispose and to direct the disposition of the 664,924 shares beneficially owed by him.

         (c) During the past sixty (60) days from May 16, 2001, Mr. Steele has not effected any transactions in the Singing Machine's common stock. On March 19, 1999, Mr. Steele purchased 18,000 shares in the open market at a price of $.50 per share; on April 19, 1999, Mr. Steele purchased 21,468 shares in the open market at a price of $.20 per share; on March 30, 2000 Mr. Steele purchased 10,000 shares in the open market at a price of $4.31 per share; on August 2, 2000, Mr. Steele purchased 200 shares in the open market at a price of $2.97 per share; on November 9, 2000, Mr. Steele purchased 100 share in the open market at a price of $4.75 per share; on

                  December 1, 2000, Mr. Steele purchased 100 shares in the open market at a price of $4.00 per share; and on December 19, 2000, Mr. Steele purchased 100 shares in the open market at a price of $3.94 per share. In April 2000, Mr. Steele sold 12,500 shares in the open market at a price of $5.00 per share; in April 2000, Mr. Steele sold 14,000 shares in the open market at a price of $4.50 per share; in October 2000, Mr. Steele sold 7,000 shares in the open market at a price of $4.27 per share and 3,000 shares at $4.00 per share;

         (d)      Not applicable.

         (e)      Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Singing Machine to which Mr. Klecha is a party or is subject.

Item 7.  Materials to be filed as Exhibits

         Not Applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 16, 2001                                            /s/ Edward Steele
                                                              -----------------
                                                              Edward Steele



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